EXHIBITS

Exhibit Number		Page
	Copy of our letter dated June 13, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT nears sale of 49 percent stake in data centers” as posted in philSTAR.com on June 12, 2024.	2

June 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated June 13, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT nears sale of 49 percent stake in data centers” as posted in philSTAR.com on June 12, 2024.

The news article states, in part, that:

“MANILA, Philippines - Telco leader PLDT Inc. will give up a 49 percent share in its data centers to a foreign company in exchange for cash, succeeding in raising the valuation of its portfolio to more than $1 billion.

PLDT is expected to sign in July a firm agreement with a foreign entity for the partial sale of its data centers, but the telco will keep majority control of 51 percent in the business.

PLDT chairman, president and CEO Manuel V. Pangilinan said proceeds from the sale would be used to settle maturing debts in line with the push to improve the telco’s financial health.

In the process, PLDT is scrapping the possibility of listing a real estate investment trust (REIT) at the Philippine Stock Exchange for its data center business. Pangilinan said listing a REIT would take time and PLDT wants the proceeds now for debt payments.

In a May report by Reuters, PLDT was said to be negotiating with Japan’s Nippon Telegraph and Telephone for the potential sale of 49 percent of its data centers. Back then, the transaction was reported to amount to $750 million.

. . .

PLDT wants to make money from the emerging industry of data centers to reduce its debt level, which stands at P242.2 billion as of March.

. . . .”

We confirm that Management is exploring options to partially monetize PLDT’s data center business with proceeds from such intended for deleveraging. As stated in our clarification to news reports dated May 10, 2024, among these options is the possibility of taking in a strategic partner. No decisions have been made at this time.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 13, 2024